HILLVIEW INVESTMENT TRUST II
                             700 The Times Building
                                 Suburban Square
                           Ardmore, Pennsylvania 19003
                                (800) 660 - 9418

                                 October 4, 2005

VIA EDGAR TRANSMISSION

Vincent DeStefano
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549



      Re: Responses to SEC Comments on the Preliminary Proxy Materials of the Hillview Investment Trust II (SEC File Nos. 333-34806/811-09901

Dear Mr. DeStefano:

     On September 20, 2005, Hillview Investment Trust II (the "Trust") filed preliminary proxy materials pursuant to paragraph (a) of Rule 20a-1 under the Investment Company Act of 1940, as amended (the "1940 Act") and pursuant to the requirements of Rule 14a-6(b) under the Securities Exchange Act of 1934. These proxy materials were filed in connection with a Special Meeting of Shareholders to be held on November 17, 2005 (the "Special Meeting"). The proxy materials will first be sent to shareholders on or about October 4, 2005.

     The following letter responds to your comments to the preliminary proxy materials, as discussed in your telephone call on September 30, 2005 with Terrance James Reilly, Esq. of Greenberg Traurig, LLP. Your comments are in italics and the Trust's response follows below each comment.

1. In the section entitled "Comparison of the Hillview Fund and the World Fund," on the Comparative Fee Tables, you asked Mr. Reilly to confirm that the 1.23% listed under `Other Expenses' includes the 0.73% of short-sale dividends that are required to be treated as an expense.

           We have been informed by the service provider for the World Funds that the `Other Expense' number of 1.23% does in fact include the 0.73% of short-sale dividends.

2.   You requested that the Trust submit the "Tandy" representations.

           A Tandy representation letter will be submitted to the SEC in connection with the definitive filing of the proxy materials.

     Questions concerning this letter or the proxy materials may be directed to Terrance James Reilly at (215) 988-7815 or, in his absence, Steven M. Felsenstein at (215) 988-7837.

                                Very truly yours,

                               /s/ Joseph A. Bracken
                                Joseph A. Bracken
                               Treasurer

cc:   Nelson M. Burr
      Arthur J. Brown
      Marticha L. Cary
      Laura A. Corsell
      Steven M. Felsenstein
      John Pasco, III
      Terrance James Reilly